

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 9, 2018

Yulia Lazaridou
President and Chief Executive Officer
Minaro Corp.
Kleonos 8A
Lakatameia, Cyprus, 2333

> **Re: Minaro Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 27, 2018**
> **File No. 333-223963**

Dear Ms. Lazaridou:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 19, 2018 letter.

Summary Financial Information, page 8

1. We reviewed your response to comment 4 and the revisions to your disclosure. Please revise so that the amount of the net loss for each period presented agrees to the financial statements included in the prospectus.

Dilution, page 16

2. We reviewed your response to comment 5. Please note that the proceeds of the offering should be reduced by the expenses of the offering to compute pro forma net tangible book value per share after the offering. Please revise.

3. We reviewed your response to comment 6. As previously requested, please include a comparison of the public contribution under the proposed public offering and the

effective cash cost to officers, directors, promoters and affiliated persons of common equity acquired by them in transactions since inception. Please refer to Item 506 of Regulation S-K.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17</u>

4. We reviewed your response to comment 7 and the revisions to your disclosure. We note you removed the disclosure regarding the provisions of Section 107 of the JOBS Act that was previously provided in the third paragraph because it appears you have decided to opt out of the extended transition period provided in Securities Act Section 7(a)(2)(B) for complying with new or revised accounting standards. However, Section 107(b)(1) provides that if an emerging growth company chooses not to take advantage of the extended transition period provided in Securities Act Section 7(a)(2)(B) for complying with new or revised accounting standard it must make such choice at the time the company is first required to file a registration statement. As such, please revise to state your election under Section 107(b) of the JOBS Act and include a statement that the election is irrevocable.

You may contact William Thompson, Accounting Branch Chief at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545, Lisa Kohl, Legal Branch Chief, at (202) 551-3252, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products